Exhibit 8.1

List of Subsidiaries

Below is a list of subsidiaries directly and indirectly owned by CalciTech Ltd.

Name of Company	Country	Proportion held	Nature of business
CalciTech Synthetic Minerals Ltd. (“CSM”)	Bermuda	100% owned by CalciTech	Technology licensor
CalciTech Group Services SA	Switzerland	100% owned by CSM	HQ Administration
CalciTech Synthetic Minerals Europe Ltd. (“CSME”)	UK	83.44% owned by CSM	European holding company and operations licensee
CalciTech Piesteritz GmbH	Germany	100% owned by CSME	Production Company